Exhibit 99.2

THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of the proposals referred to in this Document, please consult your stockbroker, bank manager, solicitor, accountant or other independent adviser.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this Document, together with the accompanying documents (but not the personalised Form of Proxy), as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

For you to be able to attend and vote at the meeting, your ownership of shares must be registered at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA by 2.00 p.m. on 9 November 2022.

Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM

and

Notice of General Meeting

A notice convening a General Meeting of Abcam plc is set out on pages 13 to 14 of this Document.

The General Meeting will be held on

11 November 2022 at 2.00 p.m. at

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

Numis Securities Limited, which is a member of the London Stock Exchange, is authorised and regulated in the UK by the Financial Conduct Authority and is acting as nominated adviser to the Company and no one else for the purposes of the AIM Rules in connection with the AIM Delisting. Numis is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to its customers or for advising any other person on the contents of this Document or the AIM Delisting. Numis is not responsible for the contents of this document. Numis’ responsibilities as the Company’s nominated adviser under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company, any Director, or to any other person.

Cautionary note regarding forward-looking statements

This Document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Document that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the Company’s expectations surrounding the AIM Delisting, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus and its related variants (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on 14 March 2022, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Document speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Document, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

EXPECTED TIMETABLE	4

PROPOSED CANCELLATION OF ADMISSION OF ORDINARY SHARES TO TRADING ON AIM AND NOTICE OF GENERAL MEETING	5

DEFINITIONS	11

NOTICE OF GENERAL MEETING	13

APPENDIX	17

EXPECTED TIMETABLE

Dispatch of this Document and the accompanying documents	17 October 2022

Latest date for receipt of proxy voting instructions and (if applicable) hard copy forms of proxy	2.00 p.m. on 9 November 2022

General Meeting	2.00 p.m. on 11 November 2022

Last date for receipt by the Registrar from certificated shareholders of duly completed Certificated Transfer Forms and original share certificates	5.00 p.m. on 1 December 2022

Latest date for receipt by the Depositary from CREST holders of duly completed issuance forms	5.00 p.m. on 1 December 2022

Expected date for issuance of ADSs to block transfer participants	12 December 2022

Expected date of mailing of ADS confirmations to shareholders by the Depositary	13 December 2022

Last day of dealings in the Ordinary Shares on AIM	13 December 2022

Cancellation of admission to trading on AIM of the Ordinary Shares	7.00 a.m. on 14 December 2022

Notes

(1)	References to time in this Document are to London time unless otherwise stated.
(2)

Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

(3)

All steps after the General Meeting are dependent on the Resolution being passed at the General Meeting. If the Resolution is not passed at the General Meeting, all documents provided to the Registrar and/or the Depositary in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by the Registrar.

Directors

Peter Allen (Chairman)

Alan Hirzel (Chief Executive Officer)

Michael S Baldock (Chief Financial Officer)

Mara Aspinall (Non-Executive Director)

Mark Capone (Non-Executive Director)

Sally W Crawford (Non-Executive Director)

Giles Kerr (Senior Independent Director)

Bessie Lee (Non-Executive Director)

Luba Greenwood (Non-Executive Director)

Registered and Head Office Abcam plc Discovery Drive Cambridge Biomedical Campus Cambridge, CB2 0AX United Kingdom

17 October 2022

Dear Shareholder

Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM

and

Notice of General Meeting

I am pleased to enclose the Notice for a General Meeting of Abcam plc which is set out on pages 13 to 14 of this Document. The General Meeting will be held on 11 November 2022 at Abcam plc, Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX United Kingdom at 2 p.m.

Introduction and purpose of the General Meeting

On 14 March 2022, the Board announced its intention to consult with shareholders on options to increase share liquidity. Following this consultation, the Board announced on 20 July 2022 that it intended to consult further with shareholders on a proposal to cancel the admission of the Company’s Ordinary Shares to trading on AIM, in order to maintain a sole listing on Nasdaq. Having consulted with shareholders holding more than 75 per cent. of the Company’s total shares outstanding and received overwhelmingly positive responses from shareholders consulted, the Board is calling a General Meeting to formally approve the cancellation of the admission of the Company’s Ordinary Shares to trading on AIM (the “AIM Delisting”).

Following the AIM Delisting, ADSs representing the Company’s Ordinary Shares will remain listed on Nasdaq and all public trading of securities in the Company will take place on that single exchange.

This letter is intended to provide you with the background to and reasons for the AIM Delisting, and to explain why the Board considers the AIM Delisting to be in the best interests of the Company and its shareholders as a whole and recommends that you vote in favour of the Resolution at the General Meeting.

If the Resolution is approved at the General Meeting, the AIM Delisting will take effect on 14 December 2022 and the last day of trading of Ordinary Shares on AIM will be 13 December 2022. By providing shareholders with substantial advance notice, together with clear guidance as to how to deposit Ordinary Shares for delivery of ADSs listed on Nasdaq, it is expected that shareholders who wish to deposit their Ordinary Shares will be able to do so with relative ease.

Background

The Company was incorporated in 1998 and its Ordinary Shares have been admitted to trading on the AIM market of the London Stock Exchange since 2005. In October 2020, the Company completed a direct listing of ADSs representing 10,287,000 Ordinary Shares on Nasdaq. The listing of the ADSs on Nasdaq provided the Company with access to a broader US investor base in particular, from long-term life science investors; access to deeper US capital pools; and provided additional liquidity for the Company’s shareholders.

Since the listing of the ADSs on Nasdaq in October 2020, the number of Ordinary Shares, represented by ADSs, that are tradeable on Nasdaq has approximately tripled. As at 12 October 2022, being the last practicable date prior to the date of this Document, approximately 14 per cent. of the Company’s Ordinary Shares are represented by ADSs tradeable on Nasdaq. While only 14 per cent. of our Ordinary Shares trade through ADSs in the US market, it represents approximately 24 per cent. of the overall average daily volume of the Ordinary Shares on both AIM and Nasdaq over the past one month to 12 October 2022.

The Company is not expecting any significant operating changes as a result of the AIM Delisting and is not proposing to alter its domicile or to relocate its global headquarters from Cambridge in the UK.

All shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time. Affiliates of the Company who deposit their ordinary shares may be subject to limitations on resale of ADSs under U.S. securities laws.

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders voting in a general meeting. Accordingly, the Board is seeking shareholder approval for the proposed AIM Delisting.

Reasons for the AIM Delisting

The Board has resolved, subject to shareholder approval, to implement the AIM Delisting for the following reasons:

•

The Board expects that delisting from AIM and maintaining a sole listing of ADSs representing the Company’s Ordinary Shares on Nasdaq will further enhance the liquidity of trading in the Company’s securities by combining on Nasdaq the volume of transactions from both markets (Nasdaq and AIM).

•

Delisting from AIM would remove certain complexities and duplication that comes with administering two listing regimes. For example, by simplifying shareholder communications and compliance with regulatory requirements and by reducing associated costs and demand for internal resources.

•

The Board expects that a Nasdaq-only listing structure will continue to attract the appropriate investor base and investment style, maximizing the Company’s ability to access deeper pools of capital, reflecting the Company’s global presence and aligning more closely with its peers in the global life science tools industry.

•

The Company will continue to attract research analyst coverage from industry participants knowledgeable of the global life science tools industry, driven by their current research of peer companies (many of which are Nasdaq-listed).

•	In addition, the Company maintains the option to use Nasdaq-listed ADSs as transaction consideration, providing more flexible financing for future acquisitions.

Accordingly, the Directors believe that it is in the best interests of the Company and its shareholders as a whole to cancel the admission of the Company’s Ordinary Shares to trading on AIM.

The Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Depositary in exchange for delivery of ADSs, without cost, in connection with the AIM Delisting prior to or on 14 December 2022 (being the date on which the AIM Delisting takes effect).

Effect of the AIM Delisting

If the Resolution is passed at the General Meeting, shareholders will no longer be able to buy and sell Ordinary Shares on AIM after 13 December 2022.

The section ‘Information for holders of Ordinary Shares’ below provides more detail on the process of depositing Ordinary Shares for delivery of ADSs.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be required to comply with the continuing obligations set out in the DTRs or, provided the Company’s securities remain outside the scope of the regulation, UK MAR. In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in the Company. The Company will, however, continue to comply with all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares following the AIM Delisting will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Company’s website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Details of the application of the City Code to the Company following the AIM Delisting are set out below.

Following the announcement, and effective date, of the AIM Delisting, holders of Ordinary Shares may choose to sell or otherwise dispose of their Ordinary Shares rather than deposit such Ordinary Shares for delivery of ADSs. However, if significant, any such sales of Ordinary Shares could have a negative effect on the value of the Ordinary Shares, as well as the trading price of the ADSs, which could inhibit other shareholders’ ability to sell or dispose of their Ordinary Shares at current trading prices.

Information for holders of Ordinary Shares

If the Resolution is passed at the General Meeting, the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 13 December 2022. Thereafter, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on Nasdaq in this form.

To sell Ordinary Shares on Nasdaq following the AIM Delisting, shareholders would need to deposit their Ordinary Shares for delivery of ADSs. Each ADS represents one Ordinary Share. This deposit can be made at any time, including before the AIM Delisting, subject in all cases to the provisions of, and the limitations set forth in, the Deposit Agreement. A copy of the Deposit Agreement has been filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on 14 March 2022. You may obtain a copy of the Deposit Agreement from the SEC’s website (www.sec.gov). Please refer to Commission File Number 333-249526 when retrieving such copy.

The Board considers that shareholders should consider depositing their Ordinary Shares for delivery of ADSs prior to the AIM Delisting on 14 December 2022 for the following reasons:

•

For those shareholders who hold their Ordinary Shares in certificated form and wish to deposit their Ordinary Shares for delivery of ADSs, the Company’s Receiving Agent, Equiniti, will facilitate, on the Company’s behalf, a block transfer process. Shareholders who hold their Ordinary Shares in certificated form will find enclosed a Certificated Transfer Form for use if they wish to deposit their Ordinary Shares for delivery of ADSs. Subject to the requisite documents being returned to Equiniti by the required deadline (being 5.00 p.m. UK time on 1 December 2022), Equiniti will arrange for the relevant Ordinary Shares to be transferred to and through Equiniti’s CREST account to the CREST account of the Custodian, which has been appointed by the Depositary to hold the Ordinary Shares upon deposit, so that the Depositary can arrange to deliver the corresponding number of ADSs. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a custody account for the benefit of the holders and beneficial owners of ADSs.

•

Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting will not incur a UK stamp duty, or SDRT, charge. However, it is expected that shareholders who elect to deposit their Ordinary Shares for delivery of ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited, to the UK taxation authority, HMRC.

•

Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to $0.05 per ADS. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares in connection with the AIM Delisting on or prior to 14 December 2022 (or such other date as when the AIM Delisting takes effect).

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate deposits of Ordinary Shares at the shareholder’s convenience.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to deposit their Ordinary Shares for delivery of ADSs, should contact their broker without delay to request that their Ordinary Shares are deposited. The Company advises holders of Ordinary Shares to seek independent financial advice regarding the AIM Delisting and the deposit of their Ordinary Shares for delivery of ADSs.

Information on the process to deposit Ordinary Shares for delivery of ADSs and the forms to be completed accompany this Document. The information and contacts at the Company’s Receiving Agent, Equiniti, in respect of completion of the Certificated Transfer Form for certificated holders, and the Company’s ADS Depositary, Citi, are included on the Company’s website at corporate.abcam.com.

Existing holders of ADSs who do not also hold Ordinary Shares do not need to take any action in connection with the AIM Delisting.

If the Resolution is not passed at the General Meeting, all documents provided to Equiniti or Citi in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Equiniti.

UK tax treatment

The Company cannot and does not provide any form of taxation advice to shareholders and therefore shareholders are strongly advised to seek their own taxation advice to confirm the consequences of continuing to hold unlisted Ordinary Shares or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for individuals who are UK tax resident and UK domiciled for relevant tax purposes is as follows but it should be noted that the position on certain points is not free from uncertainty and that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

•

The AIM Delisting should not, in itself, alter the classification of the Ordinary Shares in terms of whether these qualify as unlisted / unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules), recognising that in October 2020, the Company completed a direct listing of ADSs on Nasdaq. Shareholders should be aware that HMRC has not published any detailed guidance on the treatment of ’ADSs’ for inheritance tax purposes to date.

•

Under HMRC’s stated practice, those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company’s ADS Depositary, Citi, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will generally incur a UK stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

Further information in relation to the AIM Delisting

The Board believes that the proposed AIM Delisting is an appropriate next step for the Company and is in the best interests of shareholders as a whole. Further information about the process required to deposit Ordinary Shares for delivery of ADSs tradeable on Nasdaq, together with a set of Frequently Asked Questions, accompanies this Document.

Action to be taken to deposit Ordinary Shares for delivery of ADSs

Shareholders are reminded that the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 13 December 2022. Any shareholder holding Ordinary Shares in certificated form who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting must submit their Certificated Transfer Form accompanying this letter and their original share certificate(s) to Equiniti, so as to be received by Equiniti by no later than 5.00 p.m. on 1 December 2022 in accordance with the instructions in the form.

Any shareholder holding shares in CREST who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should contact their broker as soon as possible to deposit their Ordinary Shares.

If the Resolution is passed at the General Meeting, after AIM market close (4.30 p.m. London time) on 13 December 2022, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq listed ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

If the Resolution is not passed at the General Meeting, all documents provided to Equiniti or Citi in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Equiniti.

Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in connection with the AIM Delisting.

In respect of any queries regarding completion of the Certificated Transfer Form, a shareholder assistance advice line is being operated by the Company’s Receiving Agent, Equiniti, which can be accessed by all shareholders on +44 (0) 333-207-5963. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 8.30 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

Application of the City Code following the AIM Delisting

Following the AIM Delisting shareholders will continue to benefit from the protection afforded by the Companies Act 2006 (as the Company remains incorporated in England and Wales). In addition, the Company may benefit from any applicable protections afforded by virtue of the Nasdaq listing of ADSs, as well as any applicable rules and regulations of the SEC.

The Panel on Takeovers and Mergers (“Panel”) has confirmed to the Company that following the AIM Delisting, based on the current composition of the Board, the City Code on Takeovers and Mergers (“City Code”) will not apply to the Company. However, the City Code could apply to the Company in the future if any changes to the Board composition result in the Panel considering that the Company has its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man).

The City Code is issued and administered by the Panel. Abcam plc is a company to which the City Code applies and its shareholders are accordingly entitled to the protections afforded by the City Code. The City Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets. You can view a copy of the code at https://www.thetakeoverpanel.org.uk/the-code.

Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code will only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

Shareholders should note that, if the AIM Delisting becomes effective and the City Code ceases to apply to the Company, they will not receive the protections afforded by the City Code in the event that there is a subsequent offer to acquire their shares.

Brief details of the Panel, the City Code and the protections given by the City Code are described in Appendix to this Document. Before giving your approval to the AIM Delisting, you may want to take independent professional advice from an appropriate independent financial adviser.

Shareholder questions

If you would like to ask a question of the Board relating to the business of the General Meeting, we invite you to send it by email to Company.Secretary@abcam.com. We will endeavour to respond to all questions asked via email after the General Meeting. Answers to common questions asked will also be published on the Company’s website.

The General Meeting

A notice convening the General Meeting, which is to be held at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX United Kingdom at 2.00 p.m. (London time) on 11 November 2022 is set out at the end of this Document. At the General Meeting, the Resolution will be proposed as a special resolution.

The Resolution will be proposed as a special resolution to approve the cancellation of the admission to trading on AIM of the Ordinary Shares and to authorise the Directors to take all action reasonable or necessary to effect such cancellation.

Voting on resolutions will be by way of a poll, based on the proxy instructions received. Further details on voting are set out on pages 15 to 16 of this Document. All shareholders are encouraged to vote by proxy in accordance with the instructions set out on pages 15 to 16 of this Document. A Form of Proxy is enclosed with this Document.

You are asked to complete and sign it in accordance with the instructions printed thereon and return it to the Company’s Registrar by no later than 2.00 p.m. on 9 November 2022.

We encourage all shareholders to appoint the chairman of the General Meeting as their proxy to exercise their right to vote at the General Meeting in accordance with their instructions. This will ensure that their vote will be counted if ultimately they (or any other proxy they might otherwise appoint) are not able to attend the meeting.

The results of the General Meeting will be made available on the Company’s website.

Recommendation

Your Board believes that the resolution contained in the Notice of Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the Board unanimously recommends that you vote in favour of the resolution to be proposed at the General Meeting, as your Directors intend to do in respect of their own beneficial shareholdings in the Company

Yours faithfully,

Peter Allen

Chairman

17 October 2022

DEFINITIONS

ADSs	American Depositary Shares, each representing one Ordinary Share;

AIM	AIM, a market operated by the London Stock Exchange;

AIM Delisting	the cancellation of the admission of the Ordinary Shares to trading on AIM;

AIM Rules for Companies	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange as amended from time to time;

Circular or Document	this circular prepared in relation to the AIM Delisting and the General Meeting;

City Code	the City Code on Takeovers and Mergers;

Company	Abcam plc;

CREST	the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited;

Deposit Agreement	the New York law governed deposit agreement dated 26 October 2020 between the Company, the Depositary and all holders and beneficial owners of ADSs issued thereunder;

Depositary or Citi	Citibank, N.A.;

Directors or Board	the directors of the Company as at the date of this Document and whose names are stated at the beginning of this Document;

DTRs	the Disclosure Guidance and Transparency Rules of the FCA;

FCA	the Financial Conduct Authority;

General Meeting	the General Meeting of the Company, notice of which is set out at the end of this Document;

HMRC	Her Majesty’s Revenue & Customs;

London Stock Exchange	London Stock Exchange plc;

Nasdaq	the Nasdaq Global Select Market;

Notice of General Meeting	the notice convening the General Meeting as set out at the end of this Document;

Numis	Numis Securities Limited, the Company’s nominated adviser;

Ordinary Shares	ordinary shares of £0.002 each in the capital of the Company;

Panel	the Panel on Takeovers and Mergers;

Receiving Agent	Equiniti Limited;

Registrar	Equiniti Limited;

Resolution	the resolution to be proposed at the General Meeting as set out in the Notice of General Meeting;

Securities Act	the U.S. Securities Act of 1933, as amended;

SEC	the U.S. Securities and Exchange Commission;

SDRT	Stamp Duty Reserve Tax;

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

UK MAR	Regulation (EU) No.596/2014 which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018; and

US or United States	the United States of America.

Notice of General Meeting

NOTICE is hereby given that a General Meeting of Abcam plc (“Company”) will be held on 11 November 2022 at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX United Kingdom at 2.00 p.m. to consider and, if thought fit, pass the following resolution.

The resolution will be proposed as a special resolution.

Special business

1.

THAT, in accordance with Rule 41 of the AIM Rules for Companies, the cancellation of the admission to trading on AIM of the ordinary shares of £0.002 each in the capital of the Company be and is hereby approved and the directors of the Company be authorised to take all action reasonable or necessary to effect such cancellation.

By order of the Board

Marc Perkins Company Secretary 17 October 2022	Registered office: Discovery Drive Cambridge Biomedical Campus Cambridge, CB2 0AX United Kingdom

Explanatory notes to the business of the General Meeting

Resolution – cancellation of admission of Ordinary Shares to trading on AIM

It was announced, on 20 July 2022, that the Board had decided, following consultation with shareholders on options to increase share liquidity as announced on 14 March 2022, to pursue a proposal to maintain a sole listing on Nasdaq and, therefore, to cancel the admission of the Company’s Ordinary Shares to trading on AIM. In accordance with Rule 41 of the AIM Rules for Companies, the Directors are seeking authorisation to take all action reasonable or necessary to effect the AIM Delisting.

Notes

1.

A member entitled to attend and vote at the General Meeting may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf. It is advised however that shareholders appoint the Chairman only. A Form of Proxy is enclosed for use by shareholders. In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

•	In hard copy form by post, by courier to the Company’s registrar, Equiniti, at the address shown on the Proxy.

•

Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than 2.00 p.m. on 9 November 2022.

2.	Appointment of a proxy does not preclude a member of the Company from attending the General Meeting and voting in person.

3.	If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained below:

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK and Ireland Limited’s (Euroclear) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in these notes. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, in order to be able to attend and vote at the General Meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of members of the Company by 2.00 p.m. on 9 November 2022 (or, if the General Meeting is adjourned, by 2.00 p.m. on the date which is two working days before the adjourned General Meeting). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5.

As at 12 October 2022 (being the last practicable business day prior to the publication of this Notice) the Company’s issued share capital consists of 229,039,310 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 12 October 2022 are 229,039,310.

6.

You may not use any electronic address (within the meaning of section 333(4) of the Act) provided in this Notice of Meeting (or in any related documents including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

7.

Under section 338 of the Act, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than the date which is six clear weeks before the General Meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

8.

A corporation which is a shareholder may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

APPENDIX

The City Code

The City Code is issued and administered by the Panel. The City Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

The General Principles and Rules of the City Code

The City Code is based upon a number of General Principles which are essentially statements of standards of commercial behaviour. The General Principles apply to all transactions with which the City Code is concerned. They are expressed in broad general terms and the City Code does not define the precise extent of, or the limitations on, their application. They are applied by the Panel in accordance with their spirit to achieve their underlying purpose.

In addition to the General Principles, the City Code contains a series of Rules, of which some are effectively expansions of the General Principles and examples of their application and others are provisions governing specific aspects of takeover procedure. Although most of the Rules are expressed in more detailed language than the General Principles, they are not framed in technical language and, like the General Principles, are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter. The Panel may derogate or grant a waiver to a person from the application of a Rule in certain circumstances.

Giving up the protection of the City Code

The following is a summary of key provisions of the City Code which apply to transactions to which the City Code applies. You are encouraged to read this information carefully as it outlines certain important protections which you will be giving up if you agree to the AIM Delisting.

•	Equality of treatment

General Principle 1 of the City Code states that all holders of the securities of an offeree company of the same class must be afforded equivalent treatment. Furthermore, Rule 16.1 requires that, except with the consent of the Panel, special arrangements may not be made with certain shareholders in the Company if there are favourable conditions attached which are not being extended to all shareholders.

•	Information to shareholders

General Principle 2 requires that the holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the takeover bid. Consequently, a document setting out full details of an offer must be sent to the offeree company’s shareholders.

•	The opinion of the offeree board and independent advice

The board of the offeree company is required by Rule 3.1 of the City Code to obtain competent independent advice as to whether the financial terms of an offer are fair and reasonable and the substance of such advice must be made known to shareholders. Rule 25.2 requires the board of the offeree company to send to shareholders and persons with information rights its opinion on the offer and its reasons for forming that opinion. That opinion must include the board’s views on: (i) the effects of implementation of the offer on all the company’s interests, including, specifically, employment; and (ii) the offeror’s strategic plans for the offeree company and their likely repercussions on employment and the locations of the offeree company’s places of business.

The document sent to shareholders must also deal with other matters such as interests and recent dealings in the securities of the offeror and the offeree company by relevant parties and whether the directors of the offeree company intend to accept or reject the offer in respect of their own beneficial shareholdings.

Rule 20.1 states that, except in certain circumstances, information and opinions relating to an offer or a party to an offer must be made equally available to all offeree company shareholders and persons with information rights as nearly as possible at the same time and in the same manner.

•	Option holders and holders of convertible securities or subscription rights

Rule 15 of the City Code provides that when an offer is made and the offeree company has convertible securities outstanding, the offeror must make an appropriate offer or proposal to the holders of those securities to ensure their interests are safeguarded. Rule 15 also applies in relation to holders of options and other subscription rights.

Abcam plc

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Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

Email:

company.secretary@abcam.com

Phone: +44 (0)1223 696000

Fax: +44 (0)1223 215215